

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Wenquan Zhu
Chief Executive Officer
Big Tree Cloud Holdings Limited
Room 3303, Building 1
Zhongliang Yunjing Plaza
Heshuikou Community, Matian Street
Guangming District, Shenzhen 518083, China

> **Re: Big Tree Cloud Holdings Limited**
> **Registration Statement on Form F-4**
> **Filed March 13, 2024**
> **File No. 333-277882**

Dear Wenquan Zhu:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed March 13, 2024

General

1. We note disclosure that indicates a PIPE investment is contemplated prior to effectiveness (*e.g.,* defined terms and ownership information) and that the parties have committed to use commercially reasonable or best efforts to enter into definitive agreements to raise a PIPE investment of no less than $10 million. Please revise the relevant sections of your filing to clarify whether you have any committed PIPE investment amounts and whether the amount of the PIPE investment is dependent upon redemptions. Additionally revise to clarify whether the PIPE investment is a closing condition and discuss the consequences if the business combination is consummated without additional financing. Disclose how you will notify securityholders if you enter into definitive financing agreements, disclose material terms thereof, including the PIPE-related information requested by our other comments, and seek shareholder approval if required by Nasdaq rules.

2.   If the parities will not have entered into any definitive PIPE agreements prior to effectiveness, please revise to remove the PIPE proposal or tell us why you believe it is appropriate to request shareholders to approve this proposal at this time.

3.   Please include a form of proxy card marked as "preliminary" in your next amendment. In addition, please revise your table of contents to identify each document filed as an annex with the registration statement.

4.   We note that your registration statement includes a number of blanks, brackets, and bullets, and that several exhibits have not yet been filed. Please provide all missing information, including exhibits, in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Conduct Prior to Closing; Covenants, page 5

5.   We note your previous response to prior comment 17 from our letter dated December 15, 2023. We reissue that comment in full. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE Investment contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the PIPE Investment.

Background of the Business Combination, page 101

6.   We note your previous response to prior comment 31 from our letter dated December 15, 2023. We reissue that comment in full. Please revise this section to describe the PIPE referenced elsewhere in your registration statement. Include any discussions about the need to obtain additional financing for the combined company, and describe the negotiation and/or marketing process. Your disclosure should (i) identify the placement agent(s) for the PIPE, (ii) identify who will select potential PIPE investors, (iii) describe what relationships PIPE investors have to you, the sponsor, the SPAC, your respective affiliates, and the placement agent(s), and (iv) whether there were any valuations or other material information about you or the business combination provided to investors that have not been disclosed publicly.

Exhibits

7.   Please revise your exhibit index to remove the reference to "Form of opinion" with respect to Exhibits 5.2 and 8.1. In addition, please file a final tax opinion, as the opinion currently filed as Exhibit 8.1 is undated and has blanks.

8.   Please have Audit Alliance LLP revise their consent to also include their consent to refer to them as experts in the registration statement. In addition, the consent refers to the Draft Registration Statement when the registration statement is now public filed. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Devin Geng